Sachnoff & Weaver, Ltd.

10 South Wacker Drive

Chicago, Illinois 60606-7507

t 312.207.1000    f 312.207.6400

www.sachnoff.com

[Logo of Sachnoff & Weaver appears here]

November 14, 2005

Samuel Thomas Kluck II

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

VIA EDGAR

Re:	Avicena Group, Inc. (the “Registrant”)

Amendment No. 1 to Registration Statement on Form SB-2

File # 333-129536 (“Amendment No. 1”)

Dear Mr. Kluck:

In response to your inquiry regarding the subsection entitled “Promissory Notes” of Item 26 of Part II of Registrant’s Amendment No. 1, the Registrant hereby supplementally advises the Commission that the issuance of each promissory note referenced in such subsection was exempt from registration pursuant to Section 4(2) of the Securities Act, as further described in the subsection entitled “Bases for Exemption” of Item 26 of Part II of Amendment No. 1.

If you have any comments or questions or if we can facilitate your review in any matter, please do not hesitate to contact the undersigned (312-207-6414) or Karla Rachwalski of this office (312-207-3922).

We thank you for your time and attention to this matter.

Very truly yours,

/s/ Jeffrey A. Schumacher
Jeffrey A. Schumacher for SACHNOFF & WEAVER, LTD.

JAS/kjr

cc:	Avicena Group, Inc.